Exhibit 99.1

Platinum Analytics Cayman Limited Announces Receipt of Delisting Notice from Nasdaq

Singapore, July 10, 2026 — Platinum Analytics Cayman Limited (the “Company” or “PLTS”), a software developer specializing in the provision of FX trading software development solutions, data analytics solutions and technology development solutions to financial institutions with a strategic focus on serving Asia and other emergent markets, today announced that on July 7, 2026, the Company received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority contained in Nasdaq Listing Rule IM-5101-4.

The Company intends to appeal the Staff Determination by filing a request for oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. Per Rule 5815(a)(1)(B), a request for a hearing regarding a delinquent filing will only stay the suspension of the Company’s securities for a period of 15 days from the deadline to request a hearing unless the Company specifically requests, and the Hearings Panel grants, a further stay. The current trading halt under Rule 4120(a)(5) with regards to the Company’s securities will remain in place during any automatic stay or further stay granted by the Panel.

Per Listing Rule 5815(a)(5), the Company will submit to the Hearings Panel a written submission stating with specificity the grounds on which the Company is seeking review of the Staff Determination notification in accordance with Listing Rule 5815(a) (1) (“Written Submission”), and the Company will include in the Written Submission all legal arguments on which it intends to rely. The Company will request that the Panel find the Company in compliance with all applicable listing standards, pursuant to Rule 5815(c)(1)(E). There can be no assurance, however, that the Panel will find the Company in compliance with all applicable listing standards.

About Platinum Analytics Cayman Limited

Established in 2017 in Singapore, Platinum Analytics Cayman Limited, through its wholly-owned Singapore subsidiary, Platinum Analytics Singapore Pte. Ltd., develops FX trading software, data analytics, and technology solutions for financial institutions, focusing on Asia and other emergent markets. Supported by the Monetary Authority of Singapore (MAS), it addresses rapid growth in currency trade volumes, complex cross-border transactions, and emerging market volatility.

The Company operates the Platinum ECN spot FX trading platform for institutional and enterprise clients. Its products – Platinum AI, Platinum ECN, and Platinum Smart Trade – deliver scalable, flexible, AI-driven, low-latency trading and analytics. For more information, please visit: www.platinumanalytics.net.

Forward-Looking Statement

This press release contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the Company’s ability to regain compliance with Nasdaq’s rules for continued listing, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this press release. The Company does not intend to revise or update any forward-looking statement in this press release as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

International Elite Capital

Annabelle Zhang

Email: management@iecapitalusa.com

646-866-7928